SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)[1]

Orexigen Therapeutics, Inc.
(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

686164 10 4
(CUSIP Number)

Domain Associates, L.L.C.	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Kathleen K. Schoemaker	Attn: John C. MacMurray, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 12, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________________

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686164 10 4

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Domain Partners VII, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,731,267
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,731,267
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,731,267
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 686164 10 4

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS DP VII Associates, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 29,544
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 29,544
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,544
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 686164 10 4

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Domain Partners V, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,543,832
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,543,832
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,543,832
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 686164 10 4

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS DP V Associates, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 83,975
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 83,975
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,975
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 686164 10 4

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Domain Associates, LL.C. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,963
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,963
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,963
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 686164 10 4

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 30, 2009 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

The following Items of the Schedule 13D are hereby amended as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

The information below is based on a total of 46,434,171 shares of Common Stock outstanding as of August 3, 2009, as reported in the Issuer's Report on Form 10-Q for the period ended June 30, 2009 filed with the Commission on August 7, 2009.

(a)        DP VII directly beneficially owns 1,731,267 shares of Common Stock, or approximately 3.7% of the Common Stock outstanding. DP VII A directly beneficially owns 29,544 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. OPSA VII, as the general partner of DP VII and DP VII A, may be deemed to indirectly beneficially own the securities owned by DP VII and DP VII A. DP V directly beneficially owns 3,543,832 shares of Common Stock, or approximately 7.6% of the Common Stock outstanding. DP V A directly beneficially owns 83,975 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. OPSA V, as the general partner of DP V and DP V A, may be deemed to indirectly beneficially own the securities owned by DP V and DP V A. DA directly beneficially owns 1,963 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

James C. Blair directly beneficially owns 19,373 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. Brian H. Dovey directly beneficially owns 20,128 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. Jesse I. Treu directly beneficially owns 15,096 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. Jesse I. Treu also indirectly beneficially owns, through Treu Associates, L.P., 14,090 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. Kathleen K. Schoemaker directly beneficially owns 9,058 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. Nicole Vitullo directly beneficially owns 3,019 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. Brian K. Halak directly beneficially owns 4,529 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(b)        The managing members of OPSA VII, OPSA V and DA may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DP VII and DP VII A, by DP V and DP V A and by DA, respectively. Each of the managing members of OPSA VII, OPSA V and DA disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA VII, OPSA V and/or DA, in the securities owned by DP VII and DP VII A, DP V and DP V A and/or by DA.

(c)	DP VII and DP VII A have purchased Common Stock in open market transactions as follows:

Reporting Person	Date	Number of Shares	Purchase Price per Share
DP VII	August 11, 2009	102,551	$7.60
DP VII A	August 11, 2009	1,749	$7.60
DP VII	August 12, 2009	393,292	$8.00
DP VII A	August 12, 2009	6,708	$8.00
DP VII	August 13, 2009	12,782	$7.85
DP VII A	August 13, 2009	218	$7.85
DP VII	August 14, 2009	25,785	$8.00
DP VII A	August 14, 2009	440	$8.00

CUSIP No. 686164 10 4

DP VII	August 17, 2009	62,141	$7.64
DP VII A	August 17, 2009	1,060	$7.64
DP VII	August 18, 2009	13,553	$7.73
DP VII A	August 18, 2009	231	$7.73

(d)        Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 686164 10 4

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2009

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner

By:	/s/ Kathleen K. Schoemaker
Managing Member

DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner

By:	/s/ Kathleen K. Schoemaker
Managing Member

DOMAIN PARTNERS V, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner

By:	/s/ Kathleen K. Schoemaker
Managing Member

DP V ASSOCIATES, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner

By:	/s/ Kathleen K. Schoemaker
Managing Member

DOMAIN ASSOCIATES, L.L.C.
By:	/s/ Kathleen K. Schoemaker
Managing Member